SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 5)

GLOBAL SHIP LEASE, INC. (Formerly known as GSL Holdings, Inc.)
(Name of Issuer)

Class A Common Shares, par value $0.01 per share
(Title of Class of Securities)

Y27183105
(CUSIP Number)

CMA CGM S.A.
4, Quai d’Arenc
Marseille Cedex 02 13235
France
+33 (0) 4 88 91 98 03
Attn: Group General Counsel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2018
(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

* Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

Page 2 of 9 Pages
 CUSIP No.  Y27183105

1	NAME OF REPORTING PERSON CMA CGM S.A. I.R.S. No. 00-0000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (1) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,478,650 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,478,650 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,478,650
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.01% (2)
14	TYPE OF REPORTING PERSON CO

(1)
CMA CGM S.A. (“CMA CGM”), a French company, directly holds 20,478,650 of Global Ship Lease, Inc.’s (the “Issuer”) Class A Common Shares. CMA CGM is controlled by Merit Corporation S.A.L. (“Merit”). Accordingly, Merit may be deemed to exercise voting and investment power over all securities of the Issuer held by CMA CGM and thus may be deemed to beneficially own such securities.

(2)
The calculation of the foregoing percentage is based on an aggregate of 47,609,734 Class A Common Shares outstanding as of October 29, 2018, as disclosed in the Merger Agreement (as defined below), which was filed as Exhibit 2.1 to the Issuer’s Form 6-K. which was filed with the Securities and Exchange Commission (the “Commission”) on October 30, 2018.

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CUSIP No.  Y27183105

1	NAME OF REPORTING PERSON Merit Corporation S.A.L. I.R.S. No. 00-0000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (1) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Lebanon
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,478,650 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,478,650 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,478,650
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.01% (2)
14	TYPE OF REPORTING PERSON CO

(1)
CMA CGM, a French company, directly holds 20,478,650 of the Issuer’s Class A Common Shares. CMA CGM is controlled by Merit.  Accordingly, Merit may be deemed to exercise voting and investment power over all securities of the Issuer held by CMA CGM and thus may be deemed to beneficially own such securities.

(2)
The calculation of the foregoing percentage is based on an aggregate of 47,609,734 Class A Common Shares outstanding as of October 29, 2018, as disclosed in the Merger Agreement, which was filed as Exhibit 2.1 to the Issuer’s Form 6-K, which was filed with the Commission on October 30, 2018.

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CUSIP No.  Y27183105
Introductory Statement
This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) is being filed with respect to the Class A Common Shares of the Issuer to amend and supplement the Schedule 13D filed on August 14, 2008, as previously amended by Amendment No. 1 filed on February 28, 2013, Amendment No. 2 filed on September 13, 2013, Amendment No. 3 filed on March 7, 2014, and Amendment No. 4 filed on May 12, 2014 (as amended by this Amendment No. 5, the “Existing Schedule 13D”).
Except as otherwise provided herein, each Item of the Existing Schedule 13D remains unchanged. Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Existing Schedule 13D.
Item 2.          Identity and Background
Item 2(a) is hereby amended and restated in its entirety to read as follows:
The names of the reporting persons are CMA CGM S.A. (“CMA CGM”) and Merit Corporation S.A.L. (“Merit” and, together with CMA CGM, the “Reporting Persons”). CMA CGM is incorporated under the laws of France. Merit is incorporated in the Lebanese Republic.

Item 2(b) is hereby amended and restated in its entirety to read as follows:
The business address for CMA CGM is 4, quai d’Arenc, Marseille Cedex 02 13235.  The business address for Merit is P.O. Box 11-2333 Riad El Solh, Beirut, Lebanon.

Item 2(c) is amended and supplemented by adding thereto the following:
The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Merit are listed on Schedule I hereto.

Item 2(d) is amended and supplemented by adding thereto the following:
During the last five years, none of the individuals listed on Schedule I hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e) is amended and supplemented by adding thereto the following:
During the last five years, none of the individuals listed on Schedule I hereto were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2(f) is amended and supplemented by adding thereto the following:
The citizenship of each director, executive officer and controlling person of Merit is listed on Schedule I hereto.

Item 4.          Purpose of Transaction.
Item 4 is amended and supplemented by adding thereto the following:
Voting Agreement
On October 29, 2018, the Issuer, Poseidon Containers Holdings LLC (“Poseidon”), K&T Marine LLC (“K&T,” and together with Poseidon, the “Companies”), GSL Sub One, LLC (the “Poseidon Merger Sub”), GSL Sub Two, LLC (the “K&T Merger Sub”) and, solely for the purposes set forth therein, KIA VIII (Newco Marine), Ltd. (“KIA VIII”), KEP VI (Newco Marine), Ltd. (“KEP VI,” and together with KIA VIII, “Kelso”) and the other unitholders of the Companies, entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for, among other things, (a) the merger of Poseidon with the Poseidon Merger Sub in exchange for securities of the Issuer, and (b) the merger of K&T with the K&T Merger Sub in exchange for securities of the Issuer, in each case, pursuant to the terms and subject to the conditions set forth in the Merger Agreement.

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CUSIP No.  Y27183105
Concurrently with the execution of the Merger Agreement and as a condition to Kelso’s willingness to enter into the Merger Agreement, Kelso entered into a Voting Agreement (the “Voting Agreement”) with CMA CGM and Michael S. Gross (collectively, the “Voting Agreement Parties”).  Pursuant to the Voting Agreement, Mr. Gross and CMA CGM agreed that at each meeting of stockholders of the Issuer (or in any action taken by written consent of the stockholders of the Issuer) (each such meeting or action, a “Stockholders Meeting”) following the closing of the transactions contemplated by the Merger Agreement (the “Closing”) until the Expiration Date (as defined below) (i) to appear at such Stockholders Meeting or otherwise cause the Subject Stock (as defined below) beneficially owned by him or it to be counted thereat for the purpose of establishing a quorum and (ii) to vote or cause to be voted at each such Stockholders Meeting such Subject Stock in accordance with the written instruction of Kelso.  In addition, from the Closing until the Expiration Date, Mr. Gross and CMA CGM each granted Kelso and any designee of Kelso an irrevocable proxy to vote or cause to be voted (including by written consent, if applicable) the Subject Stock beneficially owned by Mr. Gross and CMA CGM that would be effective with respect to either Mr. Gross or CMA CGM if and only if such party has not delivered to the Issuer (with a copy to Kelso) prior to the applicable Stockholders Meeting a duly executed irrevocable proxy card directing that the Subject Stock beneficially owned by such applicable party be voted in accordance with the instruction of Kelso.  Mr. Gross or CMA CGM shall retain authority to vote its Subject Stock to the extent Kelso does not provide written instruction to such party with respect to voting such Subject Stock at least five business days prior to the relevant Stockholders Meeting.
The “Subject Stock” covered by the Voting Agreement is limited to 380,999 shares of Class A Common Shares in the case of Mr. Gross and 865,008 shares of Class A Common Shares in the case of CMA CGM.  Each of Mr. Gross and CMA CGM retains all voting rights with regard to all securities of the Issuer beneficially owned by him or it other than the Subject Stock.  Until the Expiration Date, Mr. Gross and CMA CGM agreed not to directly or indirectly transfer in any manner the Subject Stock (other than to certain permitted affiliates that execute a joinder to the Voting Agreement) unless at the applicable time the only voting securities held by the party (and its affiliates) seeking to effect such transfer are Subject Stock.
The Voting Agreement will terminate upon the earliest of (such earliest date, the “Expiration Date”):  (a) the date that the Merger Agreement is validly terminated in accordance with its terms, (b) the date that is two years following the Closing; (c) at any time upon the prior written notice from Kelso to Mr. Gross and CMA CGM that Kelso is electing to terminate the Voting Agreement, (d) with respect to Mr. Gross, CMA CGM or any of their respective permitted affiliates that execute a joinder to the Voting Agreement, the date on which such person ceases to own any Subject Stock, and (e) upon notice by Mr. Gross or CMA CGM to Kelso following the occurrence of any of the following events: (i) the Issuer issues certain GSL Securities (as defined in the Voting Agreement), (ii) Kelso or any of its affiliates converts any of the Issuer’s Series C Preferred Stock into GSL Securities, (iii) any of the Issuer’s Series C Preferred Stock held by Kelso or any of its affiliates are transferred to a person other than a Kelso affiliate, (iv) Kelso or any of its affiliates acquires any GSL Securities, including any beneficial ownership of GSL Securities, other than pursuant to the transactions contemplated by the Merger Agreement, the Voting Agreement or the other Transaction Documents (as defined in the Voting Agreement), (v) the Issuer’s 9.875% First Priority Secured Notes due 2022 are no longer outstanding, or (vi) if the Issuer agrees in writing, without the prior written consent of Mr. Gross and CMA CGM, to extend the Termination Date (as defined in the Merger Agreement) to a date that is after December 31, 2018.
The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed as Exhibit 99.2 hereto and is incorporated herein by reference.
Letter Agreement
On October 29, 2018, the Issuer entered into a Letter Agreement (the “Letter Agreement”) with KEP VI, KIA VIII, CMA CGM, Marathon Founders, LLC (“Marathon Founders”) and Michael S. Gross.  Pursuant to the Letter Agreement, (a) for so long as CMA CGM holds at least 5% of the voting power of the Issuer, CMA CGM has the right to designate (and Kelso has the obligation to vote in favor of) an individual nominee to serve on the Board of Directors of the Issuer (and such nominee will also have a right to serve on the Audit Committee of the Board of Directors of the Issuer), (b) for so long as CMA CGM holds at least 10% of the voting power of the Issuer, CMA CGM has the right to designate (and Kelso has the obligation to vote in favor of) two individuals to serve on the Board of Directors of the Issuer and (c) CMA CGM designated Philippe Lemonnier and Alain Wils as the two individuals to serve on the Board of Directors of the Issuer.

Page 6 of 9 Pages
CUSIP No.  Y27183105
The Letter Agreement also contains certain participation and tag-along rights.  For example, each of Kelso and CMA CGM has the right to purchase a pro rata portion of any new issuance by the Issuer (other than certain exempt issuances) for so long as it holds at least 10% of the voting power of the Issuer.  Additionally, each of CMA CGM, Marathon Founders and Mr. Gross have the right to transfer shares of Class A Common Shares pro rata alongside Kelso in any transfer or series of related transfers by Kelso to a third party that would result in the third party acquiring more than 30% of the voting power of the Issuer (with the exception of certain exempt transfers).
The Letter Agreement also provides that, for so long as CMA CGM holds at least 5% of the voting power of the Issuer, the Issuer may not make any material change in the nature of its business without the unanimous consent of the Board of Directors of the Issuer.
The Letter Agreement also requires that the Issuer obtain the consent of CMA CGM prior to agreeing to any amendment, waiver or termination of the Merger Agreement, provided that no such consent is required to extend the Termination Date to any date before December 31, 2018.
The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement, which is incorporated by reference as Exhibit 99.3 and is incorporated herein by reference.
Amended and Restated Registration Rights Agreement
On October 29, 2018, the Issuer entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with KEP VI, KIA VIII, CMA CGM, Management Investor Co., Anmani Consulting Inc., Marathon Founders, Michael S. Gross and Maas Capital Investments B.V. (the “Shareholders”), with respect to all shares of Class A Common Shares and all of the Issuer’s Series C Preferred Shares held by the Shareholders on the Closing date.  The Registration Rights Agreement will become effective on the Closing date.
Pursuant to the Registration Rights Agreement, the Issuer will, on or before the date that is six months after the Closing date, file with the Commission a shelf registration statement to register the offer and resale of all Registrable Securities (as defined in the Registration Rights Agreement) and use its best efforts to cause such registration statement to be declared effective promptly after filing.
The Registration Rights Agreement provides certain piggyback and demand rights. The Registration Rights Agreement also provides that the Shareholders will not transfer any Registrable Securities between the Closing date and the date that is six months after the Closing date (with certain exceptions) and contains customary indemnification and other provisions.
The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated by reference as Exhibit 99.4 and is incorporated herein by reference.
The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s Board of Directors, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional shares of Class A Common Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

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CUSIP No.  Y27183105
Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5.          Interest in Securities of the Issuer.
Items 5(a) and 5(b) are amended and supplemented by adding thereto the following:
Rows (7) through (11) and (13) of the cover pages to this Amendment No. 5 are hereby incorporated by reference into this Item 5.

(c) The Reporting Persons have not effected any transactions with respect to the Issuer’s Class A Common Shares during the past sixty days.
(e) This Amendment No. 5 is an exit filing for Jacques Saadé, who passed away in June 2018, and accordingly is no longer the beneficial owner of more than 5.0% of Class A Common Shares.
Item 6.          Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the  Issuer.
Item 6 of the Schedule 13D is supplemented and superseded as follows:
The disclosure in Item 4 is incorporated by reference herein.
The Voting Agreement is filed as Exhibit 99.2 to this Amendment No. 5 and is incorporated by reference herein.
The Letter Agreement is incorporated by reference as Exhibit 99.3 to this Amendment No. 5 and is incorporated by reference herein.
The Registration Rights Agreement is incorporated by reference as Exhibit 99.4 to this Amendment No. 5 and is incorporated by reference herein.
Item 7.          Materials to be Filed as Exhibits.
Exhibit No.	Description

99.1	Power of Attorney by Merit Corporation S.A.L., dated as of October 29, 2018.
99.2	Voting Agreement, dated as of October 29, 2018, by and between CMA CGM S.A., Michael S. Gross, KIA VIII (Newco Marine), Ltd. and KEP VI (Newco Marine), Ltd.
99.3
Letter Agreement, dated as of October 29, 2018, by and among KIA VIII (Newco Marine), Ltd., KEP VI (Newco Marine), Ltd., Global Ship Lease, Inc., CMA CGM S.A., Marathon Founders, LLC and Michael S. Gross (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 6-K filed with the Commission on October 30, 2018).

99.4
Amended and Restated Registration Rights Agreement, dated as of October 29, 2018, by and among Global Ship Lease, Inc., KEP VI (Newco Marine), Ltd., KIA VIII (Newco Marine), Ltd., CMA CGM S.A., Management Investor Co, Anmani Consulting Inc., Marathon Founders, LLC, Michael S. Gross and Maas Capital Investments B.V. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 6-K filed with the Commission on October 30, 2018).

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CUSIP No.  Y27183105
SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: November 2, 2018

CMA CGM S.A.
By:	/s/ David Parlongue
Name: David Parlongue
Title: VP Strategy

MERIT CORPORATION S.A.L.
By:	/s/ David Parlongue
Name: David Parlongue
Title: Attorney-in-Fact

[Signature Page to 13D/A]

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CUSIP No.  Y27183105
SCHEDULE I
Name,	Principal Business Address	Name of Employer	Present Principal Occupation	Citizenship
Rodolphe Saadé	c/o CMA CGM 4 quai d’Arenc 13002 Marseille, France	Merit Corporation S.A.L.	Controlling person of Merit Corporation S.A.L.	France
Tanya Saadé Zeenny	c/o CMA CGM 4 quai d’Arenc 13002 Marseille, France	Merit Corporation S.A.L.	Controlling person of Merit Corporation S.A.L.	France
Jacques Junior Saadé	c/o CMA CGM 4 quai d’Arenc 13002 Marseille, France	Merit Corporation S.A.L.	Controlling person of Merit Corporation S.A.L.	France